[INVESCO ADVISERS]

March 9, 2010

Via EDGAR

Mark A. Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Variable Insurance Funds
File No: 333-164272

Dear Mr. Cowan:

On behalf of AIM Variable Insurance Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on February 3, 2010, with regard to the Registrant’s Registration Statement on Form N-14 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2010 (the “Registration Statement”), in connection with the proposed reorganizations (the “Reorganizations”) of certain Van Kampen Funds (the “VK Funds”) and Morgan Stanley Funds (the “MS Funds” and, together with the VK Funds, the “Target Funds”) into newly formed funds (the “Acquiring Funds”) within the AIM Family of Funds.

For your convenience, your comments appear in bold and the Registrant’s response is included immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a pre-effective amendment filing to be made pursuant to the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.           Comparison of Investment Objectives, Strategies and Risks

Comment:  Please highlight differences.  Item 3(b) of Form N-14

Response:  Each Acquiring Fund is newly formed for the purpose of the Reorganization and was established with substantially the same investment objectives and principal investment strategies as its corresponding Target Fund.  As a result, the Acquiring Funds may invest in substantially the same types of securities as the corresponding Target Funds.  Accordingly, the Registrant believes that, with one exception noted below, there are no material differences in the investment objectives, principal investment strategies or

Mark A. Cowen
Division of Investment Management
March 9, 2010

risks to highlight in the Joint Proxy Statement/Prospectus.  The investment objective of the Van Kampen LIT Capital Growth Portfolio is to seek capital appreciation, while the corresponding Acquiring Fund's investment objective is to seek capital growth.  The Registrant believes that such investment objectives have substantially the same meaning and thus, the change is simply related to the desire to avoid inconsistencies among certain funds in the complex.  Disclosure to this effect will be added to the Joint Proxy Statement/Prospectus.

2.           Comparison of Fundamental and Non-Fundamental Investment Restrictions –

a.
Comment:  The synopsis should be a clear and concise discussion of the key features of the transaction with differences highlighted.  The disclosure related to the comparison of fundamental and non-fundamental investment restrictions does not meet that requirement.  Item 3(b) form N-14.

Response: Additional disclosure will be added to the introductory paragraphs of this section that further highlights the differences among the investment restrictions described in this section.

b.	Comment: With respect to short selling, please explain “short sales against the box.”

   Response:  The requested disclosure will be added.

3.           Comparison of Fees and Expenses

a.	Comment: Please include the Registrant’s (acquiring funds) fees. Item 3(a) of Form N-14.

Response:  The Acquiring Funds’ fees and the pro forma combined fees included in the table would be identical as the Acquiring Funds are new and will commence operations only upon consummation of the Reorganizations.  The Registrant has therefore not included the Acquiring Funds’ fees as a separate line item in the table as it believes the disclosure would be duplicative and potentially confusing to shareholders.

b.	Comment: If the table on page 6 is part of footnote 5, the font needs to be reduced to avoid confusion.

Response:  The font will be adjusted accordingly.

Mark A. Cowen
Division of Investment Management
March 9, 2010

   c.           Comment:  We note the fee table is not complete and additional disclosure may be required.

   Response:  The information in the fee table that was not complete in the initial filing will be completed in a pre-effective amendment.

4.           Fee Tables

a.	VK Funds Reorganizations

(i)
Comment:  In the paragraph preceding the table, please include a statement that the expenses shown do not reflect fees or expenses assessed in connection with variable annuity contracts or variable insurance policies.

Response:  The requested disclosure will be added.

(ii)	Comment: In the heading of the pro forma combined row, please state the name of the acquiring fund.

Response:  The disclosure will be revised accordingly.

(iii)
Comment:  The tables are dated as of June 30, 2009, however the total annual operating expenses (before waivers) shown for the Global Tactical Asset Allocation Portfolio differ from the amounts shown in the semiannual report to shareholders as of that date.  Please explain why these amounts differ.

Response:  The Van Kampen Global Tactical Asset Allocation Portfolio commenced operation in January, 2009.  The expenses in the semiannual report include amortization of organization costs.  These expenses are only attributable to the first year of operation and therefore are considered non-recurring operating expenses.  For the purposes of the N-14 tables, these non recurring operating expenses were omitted.  This treatment is similar to the approach that would be taken when updating the annual N-1A filing.

(iv)
Comment:  The data for certain target funds reflect a fee waiver from the adviser.  The notes to the financial statements in the June 30, 2009 semiannual report to shareholders state that the waiver is voluntary and can be terminated at any time.  The waiver should not be reflected in the table since only waivers that are contractual in nature and will reduce fund operating expenses for at least one year from the effectiveness of the registration statement are permitted to be reflected in the table.  The amounts relating to the target funds in the expense example reflect the waiver for all periods presented, and should be adjusted accordingly.

Response:  The Registrants respectfully submit that Instruction 3(e) of Item 3 of the current Form N-1A does not use the term "contractual."  Such instruction provides the

Mark A. Cowen
Division of Investment Management
March 9, 2010

following:  "[i]f there are any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement, a Fund may add two captions to the fee table…."

The VK Funds believe that reflecting the “Fee Waiver” and “Net Annual Operating Expenses” in the fee table complies with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangement will be in place until such time as the VK Funds’ Board of Trustees deems it advisable to rescind it, which the VK Funds currently believe is an indefinite period.  Accordingly, the VK Funds believe that the net annual fund operating expenses are appropriately reflected in the fee table and expense example.

b.	MS Funds Reorganizations

(i)
Comment:  In the paragraph preceding the table, please include a statement that the expenses shown do not reflect fees or expenses assessed in connection with variable annuity contracts or variable insurance policies.

Response:  The requested disclosure will be added.

(ii)	Comment: In the heading of the pro forma combined row, please state the name of the acquiring fund.

Response:  The disclosure has been revised accordingly.

(iii)
Comment:  Class I shares of UIF U.S. Mid Cap Value Portfolio have been mislabeled as Class II shares, and Class II shares of the fund have been mislabeled Class I shares.  Also, please reorder shares of the corresponding acquiring fund so that Series I shares appear before Series II shares.

Response:  The disclosure will be revised accordingly.

(iv)
Comment:  The data for certain target funds reflect a fee waiver from the adviser and/or distributor, and the waiver is described in footnote 6.  The notes to the financial statements in the June 30, 2009 semiannual report to shareholders state that the waiver is voluntary and can be terminated at any time.  The waiver should not be reflected in the table since only waivers that are contractual in nature and will reduce fund operating expenses for at least one year from the effectiveness of the registration statement are permitted to be reflected in the table.  The amounts relating to the target funds in the expense example reflect the waiver for all periods presented, and should be adjusted accordingly.

Response:  The Registrant respectfully submits that Instruction 3(e) of Item 3 of the current Form N-1A does not use the term "contractual."  Such instruction provides the following:  "[i]f there are any expense reimbursement or fee waiver arrangements that

Mark A. Cowen
Division of Investment Management
March 9, 2010

will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement, a Fund may add two captions to the fee table….".

The MS Funds believe that reflecting the “Fee Waiver” and “Net Annual Operating Expenses” in the fee table complies with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangement will be in place until such time as the MS Funds’ Board deems it advisable to rescind it, which the MS Funds currently believe is an indefinite period.  Accordingly, the MS Funds believe that the net annual fund operating expenses are appropriately reflected in the fee table and expense example.

(v)	Comment: In the table showing the expense limitations for each fund, please change ‘Fund I’ to ‘Class X’ and ‘Fund II’ to ‘Class Y’ in the heading.

Response:  The disclosure has been revised accordingly.

5.           Expense Example

Comment:  The example reflects current fee waiver and expense reimbursements for all 10 years.  However, because the fee waivers are not contractual the example should not reflect the waivers.

Response:  As discussed above in response to comment 4(b)(iv), the waiver arrangement will be in place until such time as the MS Funds’ Board of Trustees deems it advisable to rescind it, which the MS Funds currently believe is an indefinite period.

6.           Board Considerations

Comment:  Please disclose whether the board discussed and reached any conclusions regarding fees pre-waiver (i.e., the fact that pre-waiver fees for the acquiring funds are higher than those for the acquired funds).

Response:  The MS Funds respectfully submit that the current disclosure is an accurate reflection of the factors upon which Board deliberated and considered in reaching its ultimate conclusion and thus, the Funds do not believe that any additional disclosure is necessary.

7.           Quorum

a.
Comment:  Please consider clarifying that (due to the use of mirror voting) the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the Fund.

Response:  The requested disclosure will be added.

Mark A. Cowen
Division of Investment Management
March 9, 2010

b.           Comment:  Please indicate whether any minimum number of contract owner votes must be cast before mirror voting will be used.

Response: Each insurance company determines its own policies on whether any minimum number of contract owners votes must be cast before mirror voting will be used.

8.           Comparison of Portfolio Managers – MS Funds (page 6)

Comment:  In the first sentence, please list the names of the acquiring funds instead of the target funds.

Response:  The disclosure has been revised accordingly.

9.           Repositioning Costs

Comment:  If it is expected that any of the funds will bear significant brokerage or other costs to reposition the fund’s holdings in connection with the reorganization, please provide an estimate of these costs and include an adjustment in the capitalization table to reduce the combined net assets of the fund by the amount of these costs.

Response:  Any portfolio repositioning that will occur in connection with a Reorganization will be in the normal course of business where the Acquiring Fund has a different portfolio management team than the corresponding MS Fund.  The Funds are not expected to bear significant brokerage or other costs to reposition their holdings in connection with the Reorganizations.  Thus, no additional disclosure has been added.

10.           Capitalization Tables – MS Funds (pages 23-24)

Comment:  With regards to the tables relating to the UIF funds, please confirm that ‘Van Kampen’ should be included in the name of the target fund.  Also, footnotes (2) and (4) include references to the VK Funds; please confirm that these references are correct.

Response: The Fund names in the fee table and accompanying footnotes will be made consistent with the names of the Funds in the Notice to Shareholders and will omit “Van Kampen.”

Mark A. Cowen
Division of Investment Management
March 9, 2010

11.           Documents Incorporated by Reference (SAI) - VK Funds

Comment:  In the reference to the audited financial statements of the target funds (item 3), please remove the reference to Global Tactical Asset Allocation Portfolio since the fund commenced operations subsequent to December 31, 2008.

Response:   The above described reference will be removed.

12.           Tandy

Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:   In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Peter Davison
Peter Davidson, Esq.